Exhibit 12.1

AMGEN INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2010	2009	2008	2007	2006
Computation of Earnings:
Income before taxes	$5,317	$5,204	$5,015	$3,793	$3,823
Net interest expense	604	578	551	496	326
Interest portion of operating lease expense	50	47	50	50	39
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	(71)	(72)	(73)	(55)	(72)
Dividend from Kirin-Amgen	—	110	8	—	—

Earnings	$5,900	$5,867	$5,551	$4,284	$4,116

Computation of Fixed Charges:
Net interest expense	$604	$578	$551	$496	$326
Capitalized interest	33	32	22	28	43
Interest portion of operating lease expense	50	47	50	50	39

Fixed Charges	$687	$657	$623	$574	$408

Ratio of Earnings to Fixed Charges	8.6x	8.9x	8.9x	7.5x	10.1x

Effective January 1, 2009, we adopted a new accounting standard that changed the method of accounting for convertible debt that may be partially or wholly settled in cash. As required by this new standard, we retrospectively applied this change in accounting to all prior periods for which we had applicable outstanding convertible debt, which includes all periods presented in the table above. Under this method of accounting, the debt and equity components of our convertible notes are bifurcated and accounted for separately, resulting in a reduction in the carrying values of our convertible notes as of the date of issuance or modification, as applicable. The reduced carrying values of our convertible notes are being accreted back to their principal amounts through the recognition of non-cash interest expense. This results in recognizing interest expense on these borrowings at effective rates approximating what we would have incurred had we issued nonconvertible debt with otherwise similar terms. In February 2011, our 2011 Convertible Notes with an aggregate principal balance of $2.5 billion were repaid in full.

These computations include Amgen and its consolidated subsidiaries. For these ratios, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest), excluding our share of income/losses in equity method affiliates and including distributions from our affiliate, Kirin Amgen. Fixed charges consist of (i) interest expense, which includes amortized premiums, discounts and capitalized expenses related to indebtedness, (ii) capitalized interest and (iii) a reasonable approximation of the interest factor deemed to be included in rental expense. Fixed charges exclude any interest related to unrecognized tax benefits, which is included in the provision for income taxes in our Consolidated Statements of Income.

For the periods indicated above, we have no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.